July 2011 Pricing Sheet dated July 25, 2011 relating to Preliminary Terms No. 856 dated June 28, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. and International Equities

Trigger PLUS Based on a Basket Consisting of Three Exchange-Traded Funds due July 25, 2014
Trigger Performance Leveraged Upside SecuritiesSM
SUMMARY TERMS
Issuer:	Morgan Stanley
Maturity date:	July 25, 2014
Original issue price:	$10 per Trigger PLUS (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per Trigger PLUS
Pricing date:	July 25, 2011
Original issue date:	July 28, 2011 (3 business days after the pricing date)
Aggregate principal amount:	$5,500,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	Shares of the SPDR® S&P 500® ETF Trust (the “SPY Shares” )	SPY	33.333%	133.83	0.249069715
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	33.333%	47.55	0.701009464
	Shares of the iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	33.333%	59.81	0.557314830
	The SPY Shares, the EEM Shares and the EFA Shares are each referred to as a basket component and together as the basket components.
Payment at maturity (per Trigger PLUS):	▪ If the final basket value is greater than the initial basket value: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.

▪  If the final basket value is less than or equal to the initial basket value but greater than the trigger level:
$10
▪  If the final basket value is less than or equal to the trigger level
$10 x the basket performance factor
This amount will be at least 15% less than the stated principal amount of $10 and could be zero.

Leverage factor:	150%
Leveraged upside payment:	$10 x leverage factor x basket percent increase
Maximum payment at maturity:	$15.50 per Trigger PLUS (155% of the stated principal amount).
Trigger level:	85, which is 85% of the initial basket value
Valuation date:	July 22, 2014, subject to adjustment for non-trading days and certain market disruption events.
Closing value:	For each basket component, the closing price of one share of such basket component times the relevant adjustment factor for such basket component.
Adjustment factor:	For each basket component, 1.0, subject to adjustment for certain events affecting such basket component.
Initial basket value:
100, which is equal to the sum of the products of the initial basket component value of each of the basket components on the pricing date, as set forth under “Basket – Initial basket component value” above, and the multiplier for such basket component on such date.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:	The basket closing value on any day is the sum of the products of the closing value of each of the basket components and the multiplier for such basket component, in each case, on such day.
Multiplier:
The multiplier for each basket component was set on the pricing date based on such basket component’s respective initial basket component value so that each basket component is reflected in the predetermined initial basket value in accordance with its basket component weighting.  The multipliers will remain constant for the term of the Trigger PLUS. See “Basket – Multiplier” above.

Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Listing:	The Trigger PLUS will not be listed on any securities exchange.
CUSIP:	61760E457
ISIN:	US61760E4576
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Trigger PLUS	$10	$0.30	$9.70
Total	$5,500,000	$165,000	$5,335,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Trigger PLUS purchased by that investor.  The lowest price payable by an investor is $9.90 per Trigger PLUS.  For further details, please see “Syndicate Information” in the accompanying preliminary terms.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.30 for each Trigger PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest”  in the accompanying preliminary terms and  “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 856 dated June 28, 2011
Prospectus Supplement for PLUS dated December 22, 2009                    Prospectus dated December 23, 2008

The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.